April 18, 2018

VIA EDGAR

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2018
File No. 814-01211

Dear Mr. O’Connell:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the request of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on April 18, 2018, relating to GECC’s Amended Definitive Proxy Statement on Schedule 14A (the “Amended Proxy”), filed with the Commission on April 18, 2018.

Background

GECC submitted a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) via the Commission’s EDGAR system on April 3, 2018 at approximately 7:00 p.m. Eastern Daylight Time (“EDT”), which received a filing date of April 4, 2018, relating to GECC’s Annual Meeting of Stockholders (the “Annual Meeting”). Thereafter, on April 13, 2018, at approximately 5:25 p.m. EDT, GECC submitted a Definitive Proxy Statement on Schedule 14A (the “Original Proxy”) via the Commission’s EDGAR system. At approximately 5:45 p.m. EDT, the Original Proxy, which had been prepared for mailing in the event the Commission did not have comments on the Preliminary Proxy, was mailed to stockholders of GECC as of April 10, 2018 (the “Record Date”).

Former outside counsel to GECC, Skadden, Arps, Slate, Meagher & Flom LLP, received a telephone message from the Staff at approximately 5:55 p.m. EDT on April 13, 2018 with a request to discuss the Preliminary Proxy. I was immediately notified, as Chief Compliance Officer and Secretary of GECC, and I spoke with our current outside counsel, Jones Day, at approximately 6:30 p.m. EDT. Thereafter, at approximately 6:45 p.m. EDT, Jones Day spoke with the Staff and learned that the Staff would have comments on the Preliminary Proxy. While discussing the Preliminary Proxy with the Staff, Jones Day attempted to halt the mailing of the Original Proxy, but was informed that the mailing had already occurred.

800 South Street, Suite 230, Waltham, MA 02453

+1 617.375.3006

greatelmcap.com

GECC and its counsel worked diligently to respond to the Commission’s comments and delivered a proposed response letter and draft Amended Definitive Proxy Statement on Schedule 14A on Monday, April 16, 2018. Thereafter, GECC and its counsel worked closely with the Staff to include all requested revisions in the Amended Proxy, which was cleared by the Staff on the evening of Tuesday, April 17, 2018 and filed when EDGAR opened at 6:00 a.m. EDT on April 18, 2018. GECC has authorized the printing of the Amended Proxy and expects the Amended Proxy to be mailed to stockholders as of the Record Date no later than April 20, 2018.

Analysis

The Staff has requested that GECC analyze whether GECC stockholders that received the Original Proxy may vote on the proposals detailed therein without the benefit of the additional disclosures provided in the Amended Proxy.

GECC respectfully submits to the Staff that the Amended Proxy and the supplemental disclosures contained therein provides its stockholders appropriate information sufficiently in advance of the Annual Meeting to make an informed decision (or change a prior decision) with respect to their votes. In preparing the Amended Proxy, GECC and its counsel specifically considered the question the Staff has asked it to analyze in this letter and, for the reasons stated herein, respectfully submits that the explanatory note prominently included in the Amended Proxy adequately explains the updated information in the Amended Proxy and the process to revoke or change any votes that may be submitted prior to receiving the Amended Proxy. In reaching that conclusion, GECC notes:

•	as of the date hereof, no stockholder votes have been received in connection with the Annual Meeting;

•	in addition to its availability on the Commission’s EDGAR system, the Amended Proxy will be mailed to stockholders at least 14 days prior to the Annual Meeting and, as described in the Amended Proxy, is currently available on the internet at www.astproxyportal.com/ast/21105; and

•	the Amended Proxy indicates prominently in an explanatory note that stockholders may revoke or change their votes after reviewing the supplemental disclosures and information included in the Amended Proxy and highlights the process for taking such action.

As an initial matter, it is important to note that Jones Day has confirmed with GECC’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), that, as of the date hereof, AST has received no votes in connection with GECC’s Annual Meeting. If desired, GECC will update the Staff to the extent that any votes are received prior to the mailing of the Amended Proxy.

800 South Street, Suite 230, Waltham, MA 02453

+1 617.375.3006

greatelmcap.com

As noted above, in addition to its availability on the Commission’s EDGAR system, the Amended Proxy will be mailed to stockholders at least 14 days prior to the Annual Meeting and is currently available on the internet at www.astproxyportal.com/ast/21105. GECC believes that such access will provide stockholders with sufficient time to review and process the information in the Amended Proxy prior to the Annual Meeting.

GECC also notes that it has clearly indicated in an explanatory note to the Amended Proxy that the Amended Proxy is being filed to amend and restate the Original Proxy and includes supplemental disclosures, including with respect to “Proposal 3: Reduction of Required Minimum Asset Coverage Ratio from 200% to 150%, Permitting Us to Double Our Amount of Debt Incurrence.” The explanatory note also indicates that stockholders may change or modify any prior votes if they wished to do so after reviewing the supplemental disclosures and information included in the Amended Proxy and directs stockholders to the section of the proxy that explains revoking or changing a vote.

Given the analysis above, GECC respectfully submits that proceeding with its Annual Meeting as scheduled is in the best interest of its stockholders.

* * * * *

GECC believes that the information contained in this letter is responsive to the request received from the Staff on April 18, 2018.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day

800 South Street, Suite 230, Waltham, MA 02453

+1 617.375.3006

greatelmcap.com